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15026415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 67082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/2014**   AND ENDING   **12/31/2014**

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OmniCap, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1325 Avenue of the Americas-23rd Floor

(No. and Street)

New York   **New York**   **10019**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Snider   (Area Code – Telephone No.)
                                                             212.486.8929

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC

(Name – if individual, state last, first, middle name)

11 Broadway-Suite 700   **New York**   **New York**   **10004**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, _____Robert Snider_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____OmniCap,LLC_____, as of
____December 31_____,20 14___, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

State of New York, County of New York

_____ Signature

_____
Patsy L. Martin
Notary Public

General Securities Principal
Title

PATSY L ERRAR-MARTINEZ
Notary Public - State of New York
NO. 01ER6241958
Qualified in Queens County
My Commission Expires 7/31/2015

This report** contains (check all applicable boxes:

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OmniCap, LLC
(a limited liability company)

Financial Report

December 31, 2014

OmniCap, LLC
(a limited liability company)

Contents

OmniCap, LLC
(a limited liability company)

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	6,325
Due from Member		134
Total assets	**$**	**6,459**

Members' Equity	$	6,459
Total Members' equity	**$**	**6,459**

See Notes to Financial Statements.

Note 1.   Organization

OmniCap, LLC (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's two main activities are to provide asset-gathering support for investment funds or similar vehicles (the "Funds") and to provide intermediary services for buyers and sellers of secondary fund interests. The secondary interests include hedge fund side-pockets, illiquid hedge funds and private equity shares.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

Note 2.   Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP") established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows.

Revenue Recognition: Commissions and fees earned are recognized as revenue as follows: in the case of asset gathering, the Company receives a percentage of the fees paid to the investment managers of the Funds attributable to investors identified by the Company; for the secondary fund intermediary business, the Company's revenue is based on a percentage of the net asset value realized in the sale of the fund shares and is recognized as revenue when the sale closes.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: No provision is made in the accompanying financial statements for liabilities for federal, state and local income taxes since such liabilities are the responsibility of the Members of the Company. The Company is subject to New York City Unincorporated Business Tax. As at December 31, 2014, the Company has net tax loss carryovers in excess of $258,000 after being applied to this year's taxable income. Therefore, no provision for New York City Unincorporated Business Tax has been recorded.

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. As of December 31, 2014, management has determined that there are no uncertain tax positions. The Company is generally not subject to examination by U.S. federal, state or local tax authorities for tax years before 2012.

OmniCap, LLC
(a limited liability company)
Notes to Financial Statement
December 31, 2014

Note 3.   Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the Company to maintain minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014, the Company had net capital of $6,325 which exceeded its requirement of $5,000 by $1,325.

Note 4.   Related party transaction

Robert L. Snider, the managing member, on September 28, 2012 entered into an arrangement that provides office space and administrative services to the Company at no cost pursuant to a service agreement.

Note 5.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.